SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FIFTIETH

MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba, in the state of Paraná. 2. DATE AND TIME: September 16, 2015, at 9: a.m. 3. PRESIDING BOARD: FERNANDO XAVIER FERREIRA – Chairman, LUIZ FERNANDO LEONE VIANNA – Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

I.   Presentation of information on Copel’s participation in the auction of hydroelectric plants whose concessions are falling due;

II.  Presentation of the Audit Committee’s report to the Board of Directors, related to the Company’s participation in Special Purpose Company - SPCs and to certain important points arising from the Company’s Internal Audit;

III. The unanimous election of Gilberto Mendes Fernandes as Copel’s (Holding Company) Corporate Management Officer, to complete the 2015-2017 mandate, replacing Marcos Domakoski;

IV. Presentation of Copel’s Integrity Program;

V.  Presentation of information on the assistance and social security plans of the Fundação Copel de Previdência e Assistência Social (Copel’s pension fund).

5. ATTENDANCE: FERNANDO XAVIER FERREIRA – Chairman; LUIZ FERNANDO LEONE VIANNA – Secretary; CARLOS HOMERO GIACOMINI; HÉLIO MARQUES DA SILVA; HENRIQUE AMARANTE COSTA PINTO; JOSÉ RICHA FILHO; MARLOS GAIO; MAURÍCIO BORGES LEMOS and MAURO RICARDO MACHADO COSTA.

The full Minutes of the 150th Board of Director’s Meeting of Copel were drawn up in the Company’s Book no. 8.

LUIZ FERNANDO LEONE VIANNA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 17, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.